UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

    Knoll, Inc.

(Name of Issuer)

    Common Stock, $0.01 par value

(Title of Class of Securities)

    498904200

(CUSIP Number)

    February 17, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498904200	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Warburg, Pincus Ventures, L.P.—(IRS Identification No. 13-3784037)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 16,328,884
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 16,328,884

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,328,884
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.2%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 498904200	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus Partners LLC—(IRS Identification No. 13-4069737)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 16,328,884
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 16,328,884

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,328,884
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.2%
12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 498904200	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus & Co.—(IRS Identification No. 13-6358475)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 544,068
6. SHARED VOTING POWER 16,328,884
7. SOLE DISPOSITIVE POWER 544,068
8. SHARED DISPOSITIVE POWER 16,328,884

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,872,952
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.2%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 498904200	13G	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus LLC - (IRS Identification No. 13-3536050)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 16,872,952
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 16,872,952

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,872,952
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.2%
12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

The Schedule 13G filed on February 8, 2005 by Warburg, Pincus Ventures, L.P., Warburg Pincus & Co. and Warburg Pincus LLC is hereby amended and restated to include Warburg Pincus Partners LLC as a filing person and as follows:

Item 1(a):	Name of Issuer:

Knoll, Inc., a Delaware corporation (the “Company”).

Item 1(b):	Address of Issuer’s Principal Executive Offices:

1235 Water Street

East Greenville, PA 1804

Item 2(a) and (b):	Name of Person Filing; Address of Principal Business Office or, if None, Residence:

This statement is being filed by and on behalf of: (a) Warburg, Pincus Ventures, L.P., a Delaware limited partnership (“WPV”), (b) Warburg Pincus Partners LLC, a New York limited liability company (“WPP”), whose managing member is WPC, (c) Warburg Pincus & Co., a New York general partnership (“WPC”), and (d) Warburg Pincus LLC, a New York limited liability company (“WPLLC”), which manages WPV. WPP is the sole general partner of WPV. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

Item 2(c):	Citizenship:

WPV is a Delaware limited partnership

WPC is a New York general partnership

WPLLC is a New York limited liability company

WPP is a New York limited liability company

Item 2(d):	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e):	CUSIP Number:

498904200

Item 3:	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing as a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4:	Ownership by WPV:

	(a)	Amount beneficially owned: 16,328,884 shares of Common Stock

	(b)	Percent of class: 31.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 16,328,884

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 16,328,884

Ownership by WPP:

	(a)	Amount beneficially owned: 16,328,884 shares of Common Stock

	(b)	Percent of class: 31.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 16,328,884

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 16,328,884

Ownership by WPC:

	(a)	Amount beneficially owned: 16,872,952 shares of Common Stock

	(b)	Percent of class: 32.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 544,068

(ii) Shared power to vote or direct the vote: 16,328,884

(iii) Sole power to dispose or direct the disposition of: 544,068

(iv) Shared power to dispose or direct the disposition of: 16,328,884

Ownership by WPLLC:

(a) Amount beneficially owned: 16,872,952 shares of Common Stock

(b) Percent of class: 32.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 16,872,952

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 16,872,952

Item 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8:	Identification and Classification of Members of the Group:

WPV, WPP, WPC and WPLLC are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. This agreement among WPV, WPP, WPC and WPLLC to file jointly is attached hereto as Exhibit A. Each of WPV, WPP, WPC and WPLLC disclaims beneficial ownership of all of the Common Shares, other than those reported herein as being owned by it. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WPC and Managing Members of WPLLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities.

Item 9:	Notice of Dissolution of Group:

Not applicable.

Item 10:	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006

WARBURG, PINCUS VENTURES, L.P.

By:	Warburg Pincus Partners LLC, its General Partner

By:	Warburg Pincus & Co. its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare

	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

WARBURG PINCUS PARTNERS LLC

By:	Warburg Pincus & Co. its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

9

Exhibit A

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:	February 17, 2006

WARBURG, PINCUS VENTURES, L.P.

By:	Warburg Pincus Partners LLC, its General Partner

By:	Warburg Pincus & Co. its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

WARBURG PINCUS PARTNERS LLC

By:	Warburg Pincus & Co. its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

10